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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                            Corporate Disclosure
                                                                February 9, 2004

                              HANARO TELECOM, INC.

                      OPEN INTEREST BALANCE OF DERIVATIVES

[Incurrence]

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1. Object of Trading                                                 -
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2. Open Interest Balance (a+b)(KRW)                                  -
   a. Amount of Purchase (KRW)                                       -
   b. Amount of Sale(KRW)                                            -
- Ratio to Total Assets (%)                                          -
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3. Date of Incurrence                                                -
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4. Total Assets at the End of Preceding Business Year
   (KRW)                                                             -
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5. Others                                                            -
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

[Changes]

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1. Object of Trading                                Currency/Interest Rate Swap(KRW/USD Swap)
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2. Open Interest Balance Reported Prior to This
Time (a+b) (KRW)                                                               75,047,915,250
 a. Amount of Purchase (KRW)                                                   75,047,915,250
 b. Amount of Sale (KRW)                                                                    -
- Ratio to Total Asset (%)                                                               2.08
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3. Amount of Change (a+b) (KRW)                                               161,803,305,279
 a. Amount of Purchase (KRW)                                                  161,803,305,279
 b. Amount of Sale (KRW)                                                                    -
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4. Ratio of Change                                                                          -
 a. Ratio to Total Assets (%)                                                            4.49
 b. Ratio to Open Interest Reported Prior to This
    Time (%)                                                                            215.6
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5. Reasons for Change                               Execution of a Currency/Interest rate
                                                    swap contract due to drawdown of a
                                                    syndicated loan.
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6. Date of Change                                                            February 6, 2003
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7. Total Assets at the End of Preceding Business
Year (KRW)                                                                  3,601,570,278,436
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8. Others                                           - The 'Amount of Change' represents the
                                                      total amount of the contracts executed
                                                      on the same date and on the same terms
                                                      and conditions, with each of the
                                                      following three (3) banks [(Korea
                                                      Development Bank (KRW116,620,000,000),
                                                      Credit Lyonnais bank (KRW
                                                      23,324,000,000), and Korea Exchange Bank
                                                      (KRW21,859,305,279).

                                                    - Hanaro entered into a currency swap
                                                      contract

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

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                                                      under which Hanaro exchanged
                                                      KRW 161,803,305,279 for USD 138,744,045
                                                      with a maturity date of November 13,
                                                      2008.

                                                    - Hanaro also entered into an interest
                                                      rate swap contract under which Hanaro
                                                      agreed to pay a 7.60% fixed rate on the
                                                      notional principal and receive 3 month
                                                      LIBOR + spread of 3.25%.

                                                    - The amount of the 'Total Assets at the
                                                      End of Preceding Business Year'
                                                      represents the amount of total assets
                                                      at the end of fiscal year 2002.
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